UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

WAVE Life Sciences Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y95308105

(CUSIP Number)

Brian Shanahan

Teva Pharmaceuticals USA, Inc.

1090 Horsham Road

North Wales, PA 19454

(215) 293-6525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(with copies to)

Joshua N. Korff, Esq.

Ross M. Leff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

August 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y95308105

1	Name of Reporting Persons: Teva Pharmaceuticals USA, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,384,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,384,700
11	Aggregate Amount Beneficially Owned by Each Person: 1,384,700
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 5.0%*
14	Type of Reporting Person (See Instructions): CO

*	Calculations are based on 27,760,214 ordinary shares of the Issuer outstanding as of August 1, 2017, based on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 9, 2017.

CUSIP NO. Y95308105

1	Name of Reporting Persons: Teva Pharmaceutical Industries Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,384,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,384,700
11	Aggregate Amount Beneficially Owned by Each Person: 1,384,700
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 5.0%*
14	Type of Reporting Person (See Instructions): CO

*	Calculations are based on 27,760,214 ordinary shares of the Issuer outstanding as of August 1, 2017, based on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 9, 2017.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the ordinary shares, no par value per share (the “Ordinary Shares”), of WAVE Life Sciences Ltd., a Singapore public limited company (the “Issuer”). This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated December 10, 2015. Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby supplemented with the addition of the following:

(a)-(c) Schedules I and II hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations, addresses and citizenship, of Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries Limited, respectively.

(d) During the last five years, none of the Scheduled Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Scheduled Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each Scheduled Person is set forth in Schedules I and II hereto.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) and (e) are hereby amended and restated in their entirety as follows:

(a)-(b) The aggregate number and percentage of Ordinary Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 1,384,700 Ordinary Shares, constituting approximately 4.99% of the Issuer’s currently outstanding Ordinary Shares. The percentage of Ordinary Shares of the Issuer is based on an aggregate number of Ordinary Shares of the Issuer of 27,760,214 outstanding as of August 1, 2017, based on the information provided in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 9, 2017. The Reporting Persons have shared voting power and shared dispositive power over the aforementioned Ordinary Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or for any other purpose.

(c) On August 30, 2017, Teva Pharmaceuticals USA, Inc. sold an aggregate of 433,000 Ordinary Shares in a negotiated transaction for aggregate consideration of $9,526,000, excluding brokerage commissions.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares on August 30, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Date: September 5, 2017	TEVA PHARMACEUTICALS USA, INC.

	By:	/s/ Brian Shanahan
		Name:	Brian Shanahan
		Title:	Secretary

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

	By:	/s/ Michael McClellan
		Name:	Michael McClellan
		Title:	Senior Vice President, Interim Chief Financial Officer

SCHEDULE I

TEVA PHARMACEUTICALS USA, INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Larry Downey Director, Executive Vice President, North America Specialty Medicines	11100 Nall Avenue, Overland Park, Kansas, 66211	Executive Vice President, North America Specialty Medicines	United States

Deborah Griffin Director, Senior Vice President, Finance and Chief Accounting Officer	1090 Horsham Road North Wales, PA 19454	Senior Vice President, Finance and Chief Accounting Officer	United States

Andrew Boyer, President and Chief Executive Officer	1090 Horsham Road North Wales, PA 19454	President and Chief Executive Officer	United States

Karin Shanahan, Senior Vice President, Head of Regional Manufacturing Operations	1090 Horsham Road North Wales, PA 19454	Senior Vice President, Head of Regional Manufacturing Operations	United States

Brian Shanahan, Secretary	1090 Horsham Road North Wales, PA 19454	Secretary	United States

Howard Cyr, Assistant Secretary	1090 Horsham Road North Wales, PA 19454	Assistant Secretary	United States

Patricia Sestak, Assistant Treasurer	1090 Horsham Road North Wales, PA 19454	Assistant Treasurer	United States

SCHEDULE II

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Dr. Sol J. Barer Chairman	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Managing Partner at SJ Barer Consulting	United States

Dr. Yitzhak Peterburg Interim President and Chief Executive Officer, Director	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Interim President and Chief Executive Officer	Israel

Rosemary A. Crane Director	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Pharmaceutical and Biotechnology Executive	United States

Amir Elstein Director	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Former Executive Officer	Israel

Murray A. Goldberg Director	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Former Pharmaceutical Executive	United States

Jean-Michel Halfon Director	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Consultant	France, Canada and Israel

Gerald M. Lieberman Director	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Special Advisor, Reverence Capital Partners	United States

Galia Maor Director	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Former Banking Executive	Israel

Roberto A. Mignone Director	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Founder and Managing Partner, Bridger Management LLC	United States

Dr. Perry D. Nisen Director	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Chief Executive Officer, Sanford Burnham Prebys Medical Discovery Institute	United Stated

Joseph Nitzani Director	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Former Chairman, Hadassah Medical Center	Israel

Nechemia (Chemi) J. Peres Director	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Managing General Partner, Pitango Venture Capital	Israel

Gabrielle Sulzberger Director	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	General Partner and Investment Manager, Rustic Canyon/Fontis Partners, L.P.	United States

Iris Beck-Codner Group Executive Vice President, Corporate Marketing and Communications	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Group Executive Vice President, Corporate Marketing and Communications	Israel

Dipankar Bhattacharjee, President and Chief Executive Officer, Global Generic Medicines Group	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	President and Chief Executive Officer, Global Generic Medicines Group	United Kingdom

Michael McClellan, Senior Vice President, Interim Chief Financial Officer	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Senior Vice President, Interim Chief Financial Officer	United States

Hafrun Fridriksdottir, Executive Vice President, Global Generics R&D	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Executive Vice President, President of Global Generics R&D	Iceland

Dr. Michael Hayden, President of Global R&D and Chief Scientific Officer	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	President of Global R&D and Chief Scientific Officer	Canada and United States

Dr. Rob Koremans, President Chief Executive Officer, Global Specialty Medicines	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	President and Chief Executive Officer, Global Specialty Medicines	Netherlands

Dr. Carlo de Notaristefani, President and Chief Executive Officer— Global Operations	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	President and Chief Executive Officer—Global Operations	United States and Italy

Mark Sabag, Group Executive Vice President, Human Resources	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Group Executive Vice President, Human Resources	Israel

David M. Stark, Group Executive Vice President, Chief Legal Officer	5 Basel Street, P.O. Box 3190 Petach Tikva 4951033 Israel	Group Executive Vice President, Chief Legal Officer	United States